GETJOBZZ LLC

FINANCIAL STATEMENTS

For the current fiscal year 2020

(Unaudited)

Balance Sheet
as of October 6, 2020

Prepared by:	**Harsh Vardhan Singh**
For:	Getjobzz LLC

ASSETS

Current Assets	
Cash	$ 1000
Accounts Receivable	-
Other Initial Costs	-
Total Current Assets	**$ 1000**
Fixed Assets	-
Equipment	-
Other	-
Total Fixed Assets	**-**
(Less Accumulated Depreciation)	
Total Assets	**$ 1000**

LIABILITIES AND EQUITY

Liabilities	-
Current Liabilities	-
Accounts Payable	-
Other Current Liabilities	-
Long-term liabilities	-
Notes Payable	-
Interest Payable	-
Total Liabilities	**-**
Equity	$ 1000
Stakeholder's Equity	-
Net Income	-
Total Equity	**$ 1000**
Total Liabilities and equity	**$ 1000**

**Getjobzz LLC**

These notes form an integral part of the financial statement and should be read in conjunction with it.

Nature of activities and summary of accounting policies

Getjobzz LLC intends to use the money raised through Wefunder platform under revenue share, for developing Getjobzz platform. After paying a percentage to Wefunder platform, we will use the rest of the money towards marketing, developing original content, hiring new team members and app development.

Basis of accounting

The balance sheet have been developed in accordance with the accounting principles generally accepted in the United States.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Balance sheet classification

The balance sheet includes current assets and liabilities since the formation of Getjobzz LLC in August 2020.

Investing activities

Investing activities include developing original content, app development, hiring team members, and advertisement.

Financial activities

Financial activities include borrowing money from investors, obtaining equity from owners and providing owners and investors with return on their investments.

Stockholder's Equity

No stocks were issued and no dividends paid for the period under review.